EXHIBIT 99.5

POWER OF ATTORNEY FOR THE DESIGNATION AND APPOINTMENT OF A TRUSTEE FOR THE PURPOSES OF CONDUCTING CASINO GAMBLING OPERATIONS State Form 54218 (02-10) INDIANA GAMING COMMISSION

Belterra Resort Indiana, LLC (“Owner”), an entity to which the Indiana Gaming Commission (“the Commission”) has issued a license or an operating agent contract to conduct Casino Gambling Operations at a Casino commonly known as Belterra Casino Resort & Spa (“Belterra”) in Florence, Indiana, under the laws and related regulations of the State of Indiana, hereby designates and appoints Ronald D. Gifford (“Trustee”) as the sole attorney in fact, under Ind. Code 4-33-21 or Ind. Code 4-35-12, to exercise and perform any and all of the following acts and powers for and on behalf of the Owner, subject to the following:

DEFINITIONS

1. Affiliate: Any person or entity that directly or indirectly:

(a) controls;

(b) is controlled by; or

(c) is under common control of;

another person or entity.

2. Casino: Any facility where lawful gambling is conducted under Ind. Code 4-33, Ind. Code 4-35, or any successor legislation.

3. Casino Gambling Operations: The conducting of gambling and all other activities related to Belterra, including, but not limited to, the operation of any:

(a) hotel;

(b) restaurant;

(c) golf course; or

(d) other amenity;

at or in conjunction with Belterra and its support facilities. Casino Gambling Operations do not include pari-mutuel wagering, pari-mutuel racing, the operation of an off-track or satellite betting facility, the operation of a simulcast wagering facility, or any operations conducted on the premises of the Owner’s racetrack that relate solely to activities conducted under the authority of Ind. Code 4-31.

4. Effective Date: The date that the Commission authorizes, by written resolution under Ind. Code 4-33-21-3 or Ind. Code 4-35-12-2, the Trustee to conduct Casino Gambling Operations.

5. Effective Period: The time period between and including the Effective Date and the Termination Date.

6. Owner’s License: A license or an operating agent contract issued by the Commission to own and operate a riverboat under Ind. Code 4-33 or a gambling game facility under Ind. Code 4-35.

7. Termination Date: The date that the Commission terminates, by written resolution, operation of this power of attorney.

TERMS AND CONDITIONS

1. Commencement and Termination. In recognition of, and pursuant to Ind. Code 4-33-21-4, Ind. Code 4-35-12-4, and the police and regulatory powers of the State of Indiana, this power of attorney shall become effective on the Effective Date and shall terminate on the Termination Date, both of which are at the sole discretion of the Commission. Unless expressly stated otherwise in this power of attorney, the powers, duties, and obligations granted to or imposed on any party by this power of attorney attach only during the Effective Period.

The Owner does not have the right to unilaterally terminate or amend this power of attorney, or to unilaterally appoint any other Trustee under Ind. Code 4-33-21 or Ind. Code 4-35-12.

2. Regulatory Authority; Legal Effect of Power of Attorney. This power of attorney does not change or diminish the regulatory power and authority of the Commission over the Owner or Belterra, including but not limited to the power and authority to discipline, revoke, suspend, or not renew the Owner’s License. The Commission has the same regulatory authority over the Trustee as if the Trustee were a Commission licensee. The Trustee shall perform the functions required or authorized by this power of attorney subject to both the regulatory authority of the Commission and applicable laws and court orders, as if the Trustee were the entity to which the Commission issued an Owner’s License.

Nothing in this power of attorney shall be deemed to constitute a transfer, conveyance, sale, lease or disposition of any ownership interest in the Owner, of the Owner’s License, or of any assets relevant to Casino Gambling Operations. This power of attorney shall not be construed as a merger, consolidation or similar transaction.

3. Removal and Replacement of Trustee During the Effective Period. During the Effective Period, the Trustee may be removed or replaced, or both only by the Commission for good cause through the revocation, modification, or amendment of a resolution authorizing the Trustee to conduct Casino Gambling Operations in accordance with Ind. Code 4-33-21-12 and Ind. Code 4-35-12-12. Nothing in this clause shall be deemed to prohibit the Owner or the Trustee from requesting removal or replacement, or both.

By its execution of this power of attorney, the Owner will be deemed to approve the Commission’s selection and appointment of a replacement trustee.

4. Powers and Authority of Trustee. The Trustee possesses, to the exclusion of all other persons and entities, the following powers and authority concerning Casino Gambling Operations:

(a)	Activities Required or Permitted by the Trustee. To exercise and perform all acts and powers that are necessary to conduct Casino Gambling Operations.

(b)	Real Property Transactions. To exercise and perform those acts and powers concerning real property transactions as authorized by Ind. Code 30-5-5-2.

(c)	Tangible Personal Property Transactions. To exercise and perform those acts and powers concerning tangible personal property transactions as authorized by Ind. Code 30-5-5-3.

(d)	Bond, Share, and Commodity Transactions. To exercise and perform those acts and powers concerning bond, share, and commodity transactions as authorized by Ind. Code 30-5-5-4.

(e)	Authority to Employ Persons; Payment of Costs. To exercise and perform those acts and powers concerning the employment of persons and payment of costs as authorized by Ind. Code 30-5-6-4.5.

(f)	Banking Transactions. To exercise and perform those acts and powers concerning banking transactions as authorized by Ind. Code 30-5-5-5.

(g)	Business Operating Transactions. To exercise and perform those acts and powers concerning business operating transactions as authorized by Ind. Code 30-5-5-6.

(h)	Insurance Transactions. To exercise and perform those acts and powers concerning insurance transactions as authorized by Ind. Code 30-5-5-7.

(i)	Gift Transactions. To exercise and perform those acts and powers concerning gift transactions as authorized by Ind. Code 30-5-5-9.

(j)	Claims and Litigation. To exercise and perform those acts and powers concerning claims and litigation as authorized by Ind. Code 30-5-5-11.

(k)	Records, Reports, and Statements. To exercise and perform those acts and powers concerning records, reports, and statements as authorized by Ind. Code 30-5-5-14.

(l)	Delegation of Authority. To exercise and perform those acts and powers concerning delegation of authority as authorized by Ind. Code 30-5-5-18.

(m)	All Other Matters. To exercise and perform all other matters which are reasonably required to conduct Casino Gambling Operations as authorized by Ind. Code 30-5-5-19.

5. Police and Regulatory Powers. The Owner recognizes that, pursuant to the police and regulatory powers of the State of Indiana, the Commission may take disciplinary action up to and including revocation of the Owner’s License if and when:

(a)	the Owner or an Affiliate thereof fails to observe fully any obligation that is directly or indirectly referenced in this power of attorney; or

(b)	the Trustee is impaired or prohibited from fulfilling the Trustee’s obligations or performing the Trustee’s functions under this power of attorney by any act or omission of the Owner or an Affiliate thereof.

6. Operations and Revenue. Unless otherwise stated in an Exhibit to this power of attorney and, if applicable, subject to the obligations imposed on the holder of a gambling game license by Ind. Code 4-35-7 and Ind. Code 4-35-8.7, the Trustee may use any or all revenues from Casino Gambling Operations to fund the ongoing nature of Casino Gambling Operations, including, but not limited to, employee retention and salaries, capital expenditures, compliance, marketing, and customer relations.

7. Scope of Authority; Ratification. The Trustee shall have the power and authority to exercise and perform all acts and powers which could have been performed by the Owner or any related entity or person who directly or indirectly controls the Owner or Belterra, and which are reasonably necessary to conduct Casino Gambling Operations. The Owner hereby authorizes, ratifies, and confirms all of the actions and conduct of the Trustee which are taken or performed pursuant to and in accordance with this power of attorney, provided, however, that the Owner may file with the Commission written objections to specific actions of the Trustee.

8. Bankruptcy. Neither the Owner nor any Affiliate thereof will commence, or consent to relief in, a case regarding Owner under Title 11 of the United States Code (“Bankruptcy Code”) prior to receiving written consent from the Trustee. A Trustee may, on behalf of the Owner, commence, manage, and consent to relief in, a case regarding Owner under the Bankruptcy Code without receiving the consent of the Owner or an Affiliate thereof.

If a third party commences a case against the Owner under the Bankruptcy Code, the Owner shall use its best efforts promptly to controvert the petition commencing the case unless the Trustee consents to the Owner’s request to act otherwise.

In the event Owner becomes party to a bankruptcy proceeding, Owner shall promptly file a motion in the bankruptcy court (and seek an expedited hearing thereon, for which the Owner shall not consent to adjournment) for authority to honor all obligations of this power of attorney and to excuse the Trustee from compliance with Section 543(a)-(c) of the Bankruptcy Code. The Trustee shall not intentionally violate applicable provisions of the Bankruptcy Code or orders of the bankruptcy court. The Trustee shall neither act nor fail to act in a manner intended to interfere with, frustrate, or prevent the Owner or an Affiliate thereof from complying with those provisions or orders, or both.

9. Qualifications of Trustee. The Trustee shall demonstrate to the Commission’s sole and continuing satisfaction, the willingness and ability to (a) apply for, receive, and maintain a Level 2 occupational license outside of the Effective Period; (b) apply for, receive, and maintain a Level 1 occupational license under Ind. Code 4-33-8 or Ind. Code 4-35-6.5 within a reasonable time after the Effective Date; (c) along with any member of the Trustee’s immediate family, be fully divested of any actual or potential ownership interest in Owner or an Affiliate thereof within a reasonable period of time after the Effective Date; (d) satisfy the requirements of any rule adopted by the Commission under Ind. Code 4-33-8-4 or Ind. Code 4-35-6.5-4; (e) conduct Casino Gambling Operations within the same standards for character, reputation, and financial integrity that are imposed upon the holder of an Owner’s License under applicable law, and (f) execute the job functions of a coporate level casino exectuive.

10. Duties of Trustee. The Trustee shall be subject to all duties imposed upon the holder of an Owner’s License under applicable law. The Trustee shall conduct Casino Gambling Operations within the same standards for character, reputation, and financial integrity that are imposed on the Owner under applicable laws. The Trustee shall act as a fiduciary for the Owner. The Trustee shall also consider the effect of his or her actions upon: (a) the amount of taxes remitted under applicable law; (b) the surrounding community; (c) the Casino’s employees; (d) the Owner’s creditors; (e) the Owner’s equity holders; and (f) pre-existing contracts applicable to the Owner that were in effect prior to the Effective Date. The Trustee shall conduct Casino Gambling Operations in a manner that enhances the credibility and integrity of Casino Gambling Operations while minimizing disruptions to tax revenues, incentive payments, employment, and credit obligations.

11. Compensation. The Trustee is entitled to reasonable compensation for carrying out the duties which are performed by the Trustee pursuant to this power of attorney. The Owner, and not the Commission, is responsible for paying the Trustee’s compensation. The compensation of the Trustee shall be limited to that which is provided in this power of attorney and in Exhibit A.

12. Restrictions. Absent a prior written waiver from the Commission, the Trustee, and if the Trustee is a business entity under 68 IAC 1-1-10, its affiliates, officers, directors and employees, shall not accept employment or other compensation by or on behalf of the Owner, any Affiliate thereof, or any entity or Affiliate thereof that purchases Belterra from the Owner for a period of one (1) year after the Termination Date.

13. Third Party Rights. This power of attorney is by and between the Trustee and the Owner, and does not create any right on behalf of any third parties except for the Commission, as outlined herein.

14. Removal and Replacement of Trustee Outside of the Effective Period. Outside of the Effective Period, the Trustee may be removed or replaced, or both only with approval of the Commission. Nothing in this clause shall be deemed to prohibit the Owner or the Trustee from requesting removal or replacement, or both.

15. Amendments. Except for the removal and replacement of the Trustee as provided in clause 3 or 14 of this power of attorney, any amendment to the power of attorney must be:

(a) mutually agreed to by the Owner and Trustee;

(b) in writing; and

(c) approved by the Commission.

16. Incorporation; Precedence. All Exhibits to this power of attorney are hereby incorporated into the power of attorney. Unless otherwise explicitly stated in an exhibit, in the event language in any Exhibit conflicts with language in this power of attorney, the language in the power of attorney takes precedence.

17. Records of Transactions; Accounting. Upon request, the Trustee shall provide accountings to the Commission promptly after the Commission requests such accountings. At the request of the Commission, the accountings shall include revenues, expenses, and capital expenditures concerning Casino Gambling Operations. A copy of any accounting shall be provided to the Owner.

18. Trustee Liability. The Trustee is not liable to the Owner or any Affiliate thereof for any loss due to the Trustee’s unintentional acts, omissions, or errors of judgment, or for the acts or defaults of another person. The Trustee is liable to the Owner or any Affiliate thereof for the consequences of any of its acts or omissions that were intended to cause harm or loss or were the result of gross negligence.

19. Liability Insurance. The Owner must purchase liability insurance, in an amount deemed acceptable by the Commission and stated in Exhibit B, to protect the Trustee from liability for any act or omission of the Trustee occurring within the scope of the Trustee’s duties. This insurance must be purchased no later than the Effective Date and remain in force during the Effective Period.

20. Indemnification. The Owner agrees to indemnify, defend, and hold harmless the Trustee from all claims and suits caused by any act or omission of the Owner and/or agents and Affiliate thereof, which may arise out of the operation of the Owner’s interests that are subject to this power of attorney.

The Owner agrees to indemnify, defend, and hold harmless the Trustee from all claims and suits caused by any act or omission of the Trustee occurring within the scope of the Trustee’s duties. This indemnification does not extend to any acts or omissions that the Trustee intends to cause harm or loss or are the result of gross negligence.

Any indemnification under this power of attorney includes judgments, court costs, reasonable attorney’s fees, and other reasonably related expenses.

21. Sale of Casino. In addition to all other power and authority granted to the Trustee by this power of attorney, and in accordance with Ind. Code 4-33-21-8 or Ind. Code 4-35-12-8, the Trustee may take any action necessary, including the commencement of, management of, and consent to relief in appropriate actions under the Bankruptcy Code, to market, negotiate terms, and ultimately sell to a suitable buyer, Belterra and other assets related to Casino Gambling Operations, provided no sale may close prior to the Commission adopting a written order of approval.

Any consideration that a suitable buyer pays for Belterra and other assets is payable at the Owner’s direction.

22. Joinder in Designation and Appointment. Each and every entity and person who directly or indirectly owns or controls the Owner is deemed to have joined in, consented to, and authorized the designation and appointment herein of the Trustee, all of whom are bound by the acts taken by the Trustee in accordance with the terms and conditions of this power of attorney.

23. No Control or Influence. Unless otherwise authorized by the Trustee and the Commission, or by the Commission as authorized in this power of attorney, the Owner and Affiliate thereof shall not directly or indirectly influence, control, or interfere with the powers or duties of the Trustee, any designee of the Trustee, or any employee or agent of the Casino Gambling Operations.

24. Incorporation of Applicable Laws. This power of attorney incorporates all applicable laws and related regulations of the State of Indiana, including, but not limited to Ind. Code 4-33, Ind. Code 4-35, and 68 I.A.C.

25. Severability. If any court or regulatory agency of competent jurisdiction holds any provision of this power of attorney to be unenforceable, the rest of the agreement shall remain in full force and effect and shall not be affected unless removal of that provision results, in the Commission’s opinion, in a material change to this agreement.

26. Governing Law. This power of attorney shall be interpreted and governed by the laws of the State of Indiana.

27. Licensure. The Trustee shall comply with any licensure requirements established by the Commission for the Trustee.

28. Execution: This power of attorney is executed this day of , 20 , by and on behalf of the Owner and each of the other entities and persons who are bound by the terms and conditions hereof through their undersigned duly authorized representatives.

Printed Name

Signature

Title

Printed Name

Signature

Title

STATE OF	)
	)	SS:
COUNTY OF	)

SUBSCRIBED AND SWORN to before me, a Notary Public in and for said County and State this day of , 20 .

Notary Public

County of Residence

MY COMMISSION EXPIRES:

ACCEPTANCE

The undersigned Trustee accepts this power of attorney in accordance with its terms and conditions, this day of , 20 .

Printed Name

Signature

This document prepared by:

Name

Title

Name

Title

Name

Title

BELTERRA RESORT INDIANA, LLC

EXHIBITS

TO

POWER OF ATTORNEY AND

APPOINTMENT OF A TRUSTEE

EXHIBIT A

Concurrently herewith, BELTERRA RESORT INDIANA, LLC (“Owner”) is executing a Power of Attorney for the Designation and Appointment of a Trustee For the Purposes of Conducting Casino Gambling Operations (the “POA” or “Power of Attorney”) with respect to the Belterra Resort and Casino (the “Casino”) as described in the POA.

1.	Retainer. Owner agrees to pay Trustee an annual retainer in amount of Ten Thousand Dollars ($10,000.00). This retainer shall be payable on date of execution of the Power of Attorney, and each year thereafter on the same date, until the Effective Date.

2.	Fees. From and after the Effective Date, the Trustee agrees to make himself available as needed to perform all duties required under the Power of Attorney. During the Effective Period, Owner shall compensate Trustee at the rate of Ten Thousand Dollars ($10,000.00) per month (pro-rated for any partial month).

3.	Expenses. From and after the Effective Date, Owner shall reimburse Trustee for Trustee’s actual and reasonable out-of-pocket expenses, including without limitation for the following:

a.	Transportation, lodging, food and beverage. To minimize Trustee’s out-of-pocket expenses, Owner shall furnish reasonable hotel or other lodging, food and beverage accommodations at Owner’s facilities or elsewhere.

b.	Legal expenses.

c.	Gaming licenses application and investigation fees.

EXHIBIT B

Pinnacle Entertainment, Inc. (the “Company”) and its subsidiaries maintain a Director and Officers (“D&O”) Liability Program which currently affords coverage in amounts of up to $65 million for inside directors and $70 million for outside directors. According to its terms, the policy covers all “duly elected or appointed director, officer, governor, trustee (excluding the bankruptcy trustee), general counsel, and risk manager of the Company.” The Company has been informed by its insurance broker that this definition includes a Trustee appointed in compliance with I.C. 4-33-21.

Although the Company’s D&O coverage is reviewed annually and is subject to change, the Company agrees to provide a minimum of $10 million in D&O coverage for the Trustee during the Effective Period.

EXHIBIT C

1. The Power of Attorney shall not be deemed to constitute the creation of any lien or preferential arrangement of any kind or nature whatsoever in respect of any interest in the Owner or of any assets relative to Casino Gambling Operations.

2. Execution of the Power of Attorney shall not be deemed to constitute a change of control of Owner or its affiliates.

3. In accordance with Paragraph 16 of the Power of Attorney, Paragraphs 4 and 6 of the Terms and Conditions section of the Power of Attorney shall be subject to this Section 3. The Trustee shall exercise his powers and authority subject to all the contractual obligations of the Owner and covenants applicable to the Owner as a restricted subsidiary of its Affiliates, including without limitation compliance with all applicable covenants contained in credit facilities, indentures, debt instruments, guarantees or other agreements or contractual arrangements to which the Owner is bound or as to which any of the Owner’s assets are subject or which are applicable to the Owner as a restricted subsidiary of its Affiliates. This Section and Section 5 apply to: (i) all contracts, agreements and covenants in effect on the Effective Date; (ii) any and all amendments, modifications or supplements thereto from and after the Effective Date as to which the Trustee agrees to be bound during the Effective Period; and (iii) any and all other additional contracts, agreements and covenants as to which the Trustee agrees to be bound during the Effective Period.

4. Nothing contained in the Power of Attorney shall prevent the Owner or its Affiliates and their representatives from communicating with the Trustee with respect to various aspects of the Casino’s business and operations, subject to Section 23 of the POA and all applicable Rules and Regulations of the Commission.

5. In accordance with Paragraph 16 of the Power of Attorney, Paragraphs 4 and 6 of the Terms and Conditions section of the Power of Attorney shall be subject to this Section 5. The Trustee shall:

(a) comply with all applicable covenants contained in credit facilities, indentures, debt instruments, guarantees or other agreements or contractual arrangements to which the Owner is bound or as to which any of the Owner’s assets are subject or which are applicable to the Owner as a restricted subsidiary of its Affiliates;

(b) use the assets relevant to Casino Gambling Operations to honor all obligations under such agreements or arrangements, including but not limited to debt obligations under credit facilities and indentures and any guarantees of debt obligations of any of the Owner’s Affiliates, to which the Owner is bound or to which its assets may be subject or which are applicable to the Owner as a restricted subsidiary of its Affiliates, and

(c) use the assets relevant to Casino Gambling Operations to pay: (i) any tax liabilities allocable to the Owner; (ii) employee obligations (such as 401(k) matching payments) allocable to the Owner and approved by the Trustee; and (iii) the Owner’s allocable share of corporate general and administrative costs provided by the Owner’s Affiliates for the benefit of the Owner and approved by the Trustee. Any disputes concerning the Trustee’s obligation to make payment under this Subsection (c) may be presented to the General Counsel or Deputy Director of the Commission for resolution of the dispute.

6. The Trustee shall cause to be prepared for delivery to and use by the Owner and its Affiliates periodic (at least quarterly and on an annual basis, as may be reasonably requested by the Owner) financial statements reflecting the results of operations and financial condition of the Casino in a timely manner so as to enable Owner and its Affiliates to timely comply with their obligations to file financial statements with the Securities and Exchange Commission and otherwise to make financial statements available to its current and prospective investors and the securities markets. The Trustee shall afford reasonable access to the Owner, its Affiliates, and their officers, employees, agents, auditors, accountants, counsel, financial advisors and other representatives (and any potential financing sources and their respective representatives) to all financial records, books, records, contracts and other documents and information relating to the Casino so that the Owner and its Affiliates may comply with their obligations under the federal securities laws. The Trustee understands and acknowledges that any such financial statements regarding the Casino will be reflected in and included in the financial statements so filed and made available to such investors and securities markets. If requested, the Trustee shall provide to the auditors of the Owner’s Affiliates customary management representations and certifications with respect to the operations under the direct control of the Trustee.

7. The ratification provided in Paragraph 7 of the Terms and Conditions section of the Power of Attorney shall not affect Owner’s rights against the Trustee as provided in Paragraphs 10 and 18 of the Power of Attorney. The indemnification in Paragraph 20 shall not extend to matters as to which Trustee is liable under Paragraph 18.

8. In the event of a contemplated sale, the Trustee shall engage in reasonable consultation with the Owner regarding the sale process, including without limitation with respect to the selection and hiring of an investment bank and other consultants to assist in such a sale.

9. In accordance with Paragraph 16 of the Power of Attorney, Paragraphs 4 and 6 of the Terms and Conditions section shall be subject to this Section 9, which is subject to Section 3 and Section 5 of this Exhibit C. The Trustee shall not undertake the following actions or make the following decisions prior to reasonable consultation with and approval of Pinnacle Entertainment, Inc.:

(a) Entering into an agreement or contract that exceeds three (3) years in duration.

(b) Incurring or guaranteeing any debt outside the ordinary course of business by or on behalf of the Owner. For purposes of this Power of Attorney, “debt outside the ordinary course of business” is an agreement or contract for the payment of money over a period of time exceeding one (1) year, with total payments exceeding One Million Dollars ($1,000,000), or two (2) or more agreements or contracts for the payment of money over a period of time exceeding one (1) year, with aggregate total payments exceeding One Million Dollars ($1,000,000). Such agreements or contracts must also require the pledge of assets as collateral and the payment of interest or a similar related fee(s).

10. Subject to Section 3 and Section 5 of this Exhibit C, the Trustee shall not undertake the following actions or make the following decisions prior to reasonable notice and effort at consultation with Pinnacle Entertainment, Inc.:

(a) Setting an annual budget for the Owner.

(b) Selecting and setting the compensation levels for the executive members of the Owner.

(c) Commencing liquidation or bankruptcy proceedings.

(d) Compromising or settling any claim, lawsuit or arbitration against the Owner.

(e) Agreeing to material restrictions or limitations of the Owner’s business activities.

(f) The compromise or settlement of administrative actions including disciplinary initiated by the Indiana Gaming Commission.

(g) Changing the Owner’s line of business.